FOIA Confidential Treatment Request;
Confidential Treatment Requested by Hugoton Royalty Trust

March 11, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:  Ms. Anne Nguyen Parker, Branch Chief

Re:	Hugoton Royalty Trust
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-10476

Dear Ms. Parker:

The following is our response to your above-referenced comment letter, dated March 1, 2011.  Your comment and our response thereto are set forth below.

In accordance with Rule 83 of the Commission's Rules of Practice, the registrant  hereby requests confidential treatment of the contracts enclosed with this letter in response to the staff's request for supplemental information.  Accordingly, the enclosed contracts are being submitted only in paper form.  In the event of a request to disclose this information under the Freedom of Information Act, please inform the undersigned, Nancy Willis, at U.S. Trust, Bank of America, Private Wealth Management, 901 Main Street, 17th Floor, P.O. Box 830650, Dallas, Texas 75283-0650, phone (877) 228-5083.

In accordance with Rule 12b-4 under the Securities Exchange Act of 1934, the registrant also hereby requests that the contracts enclosed with this letter in response to the staff's request for supplemental information be returned to the registrant upon completion of this review.  Such information may be returned to the undersigned.  A postage-paid envelope is enclosed for that purpose.

Form 10-K for Fiscal Year Ended December 31, 2010

1.
We note your response to comment 1 in our letter dated January 26, 2011.  Please provide us supplementally with each of the sales contracts, per Rule 83 (17 CFR 200.83).  We may have further comment upon review of these contracts.

Confidential Treatment Requested by Hugoton Royalty Trust

United States Securities and Exchange Commission
March 11, 2011

Response:

We have attached two sales contracts from each of the three major areas from which the Trust’s net profit interest is located.  The first two contracts cover most of the natural gas that is sold from the underlying properties in the Hugoton area.  The next two contracts are representative of the approximate 200 sales contracts that cover most of the natural gas that is sold from the underlying properties in the Anadarko Basin.  The last two contracts cover some of the natural gas sold from the underlying properties in the Green River Basin.  The last contract of these two contracts is representative of the approximate 12 additional sales contracts covering sales of the Green River gas.  These contracts are:

1.  Gas Purchase Contract dated March 29, 1996, between Cross Timbers Oil Company and Timberland Gathering & Processing Company, Inc., covering gas sold from the Hugoton area.

2.  Gas Purchase Contract dated June 1, 1997, between Cross Timbers Oil Company and Timberland Gathering & Processing Company, Inc., covering gas sold from the Hugoton area.

3.  Gas Purchase Contract dated January 4, 1973, among Blaik Oil Company, Oklahoma Natural Gas Gathering Corporation and Pioneer Gas Products Company, covering gas sold from the Anadarko Basin area.

4.  Gas Purchase Contract dated December 1960, among Livingston Oil Company, Warren Petroleum Corporation, and Oklahoma Natural Gas Company, covering gas sold from the Anadarko Basin area.

5.  Gas Purchase Agreement dated November 21, 1996, between Cross Timbers Oil Company and FMC Corporation, covering gas sold from the Green River Basin.

6.  Base Contract for Sale and Purchase of Natural Gas dated October 1, 2007, between Chevron Natural Gas and XTO Energy Inc.

We also bring to your attention that Section 3.03 of the Hugoton Royalty Trust Indenture, amended and restated as of March 24, 1999, specifically states that “[t]he Trustee shall have no right or duty to operate the Subject Interests burdened by the Royalties or to market any production therefrom.”  (emphasis added).

Confidential Treatment Requested by Hugoton Royalty Trust

United States Securities and Exchange Commission
March 11, 2011

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing.

-	staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or would like additional information on these matters.

Very truly yours, /s/ Nancy G. Willis Nancy G. Willis Vice President U.S. Trust, Bank of America Private Wealth Management Trustee

.cc w/enc:

Sirimal R. Mukerjee

.cc w/o enc:

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